March 24, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 2, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

       Re: Masterworks Vault 2, LLC
           Post-Qualification Amendment No. 14 to Offering Statement on Form
1-A
           Filed March 12, 2025
           File No. 024-12271
Dear Joshua Goldstein:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.

Post-Qualification Amendment No. 14 to Offering Statement on Form 1-A
Risk Factors
Risks Associated with an Investment in the Artwork
Calculation of the Masterworks Artist Market Index involves a degree of subjectivity..., page
16

1. We note your amended disclosure in response to prior comment 1. Please expand your disclosure regarding the categorization of artwork by "perceived quality" to clarify what factors comprise the quality score, and whether such qualities reflect objective features of the artwork or subjective assessments of the value of the artwork. If the latter, please address the potential risks associated with the subjective assessment of
       "artwork quality" by Masterworks employees or agents, including potential conflicts of interest.
 March 24, 2025
Page 2

General

2. We note your response to prior comment 2 regarding the use of artificial intelligence by the Masterworks internal research team. Please clarify how the machine learning you use differs from simple algorithmic code that automates the Masterworks internal research team's processes. In addition, clarify whether the artificial intelligence is a third-party product or an internally developed artificial intelligence process.
       Additionally, please include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development, if applicable, of artificial intelligence in such research processes.
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services